July 12, 2006

Mail Stop 4561

Johnathan H. Short, Esq.
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, GA 30328

Re: **IntercontinentalExchange, Inc.**
        Amendments Nos. 1 and 2 to Registration Statement on Form S-1
        Filed June 29, 2006 and July 5, 2006
        File No. 333-135060

Dear Mr. Short:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that three of the selling shareholders are affiliates of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and SG Americas Securities, LLC, each an underwriter for this offering. Please revise throughout your prospectus to include appropriate and *detailed* disclosure regarding the risks associated with the lack of an unaffiliated underwriter for this offering. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Please tell us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all

correspondence between the underwriters and the NASD as it relates to this offering.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3495 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: David B. Harms, Esq. (*via facsimile*)
        Sullivan & Cromwell LLP